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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                           PRESIDENT CASINOS, INC.
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            (Exact name of registrant as specified in its charter)


              Delaware                                  51-0341200
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(State of incorporation or organization)     (IRS Employer Identification No.)


 802 North First Street, St. Louis, MO                    63102
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(Address of principal executive office)                (Zip Code)

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Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered
-------------------                            ------------------------------

None                                           Not Applicable

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), indicate by a check mark.
                                             ---

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), indicate by a check mark. X
                                             ---

Securities Act registration statement file number to which this form relates: not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                       Preferred Stock Purchase Rights
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                              (Title of Class)
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Item 1.  Description of Registrant's Securities to be Registered.

  Effective November 20, 1997, the Board of Directors of President Casinos, Inc. (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right (collectively, the "Rights") for each outstanding share of Common Stock, $0.06 par value (the "Common Stock"), of the Company (other than shares held in the Company's treasury). The dividend distribution is payable to the stockholders of record at the close of business on December 8, 1997 (the "Record Date"). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of a new series of voting preferred stock, designated as Series A Junior Participating Preferred Stock, $0.01 par value (the "Preferred Stock"), at a price of $30.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 20, 1997 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

  As of the Record Date, the Rights will be attached to all Common Stock certificates representing shares then outstanding. No separate Right Certificate will be distributed until the earlier of:

    (i) the close of business on the date which is ten days following the first to occur of: (a) a public announcement that, without the prior written approval of a majority of the Board of Directors of the Company, a person or group of affiliated or associated persons (other than (1) the Company, (2) any subsidiary of the Company, (3) any employee benefit plan of the Company or a subsidiary of the Company or entity holding securities of the Company for or pursuant to the terms of such a plan, or (4) John E. Connelly or certain descendants, family members or affiliates of John E. Connelly (each, an "Exempt Person")) (each, an "Acquiring Person") has acquired, or obtained the right to acquire, a number of shares of the Company representing 20% of the voting power (the "Voting Power") of all the securities of the Company entitled to vote for the election of directors; provided, however, that a person will not be deemed to be an Acquiring Person if such person: (x) (I) is the beneficial owner of 20% or more of the Voting Power of the Company as of November 20, 1997, (II) becomes the beneficial owner of 20% or more of the Voting Power of the Company following the acquisition by the Company of the Company's voting securities or (III) becomes the beneficial owner of 20% or more of the Voting Power of the Company as the result of an acquisition of voting securities of the Company from an Exempt Person in accordance with the provisions of that certain Agreement, dated November 20, 1997 (the "Transfer Agreement"), by and among the Company, John E. Connelly, Cruise Lines, Inc. and J. Edward Connelly Associates, Inc., unless any such person described in
(I), (II) or (III) above thereafter acquires additional voting securities of the Company (other than pursuant to a stock dividend, stock split, recapitalization or similar transaction); or (y) has become an Acquiring Person inadvertently (as determined by a majority of the members of the Board of Directors of the Company, or their successors, who are not Acquiring Persons and who were members of the Board of Directors prior to the Stock Acquisition Date (as defined below) (each, a "Continuing Director")) and

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divests as promptly as practicable such number of voting securities so as to no longer be an Acquiring Person; or (b) the Company's first notice of or other determination that a person has become an Acquiring Person (the first to occur of the events in clause (a) or (b) above being called the "Stock Acquisition Date"); or

    (ii) the close of business on the date (or such other date as determined by the Continuing Directors prior to the time any person becomes an Acquiring Person) which is ten days following the commencement or first public announcement of the intention of any person (other than (a) the Company, (b) any subsidiary of the Company, or (c) any employee benefit plan of the Company or a subsidiary of the Company or entity holding securities of the Company for or pursuant to the terms of such a plan) to make a tender offer or exchange offer (if such intention to commence remains in effect for five business days after such commencement or announcement), without the prior written approval of a majority of the Board of Directors of the Company, for 20% or more of the Voting Power of the Company (the earlier of the dates in clause (i) or (ii) above being called the "Distribution Date").

  Until the Distribution Date (or earlier redemption, exchange, expiration or termination of the Rights), new Common Stock certificates issued after the Record Date, upon transfer, new issuance or issuance from the Company's treasury, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, expiration or termination of the Rights), the Rights may only be transferred with the Company's Common Stock and surrender for transfer of any of the Company's Common Stock certificates outstanding in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Company's notice to the Rights Agent that the Distribution Date has occurred, separate certificates evidencing the Rights (collectively, "Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on December 7, 2007, unless earlier redeemed or exchanged by the Company, as described below.

  The Purchase Price, the number of shares of Preferred Stock covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a declaration of a stock dividend on, or a subdivision, combination or an issuance of shares of the Company's Common Stock or reclassification of the Preferred Stock, (ii) upon the determination of a record date for the distribution to holders of Preferred Stock of rights or warrants to subscribe for shares of Preferred Stock or securities convertible into Preferred Stock at less than the then current market price of the Preferred Stock, or (iii) upon the determination of a record date for the distribution to holders of Preferred Stock of evidences of indebtedness, cash or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in

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Preferred Stock) or of convertible securities, subscription rights or warrants
(other than those referred to in (ii) above). With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

  In the event that, following the Distribution Date, (i) the Company consolidates with or merges into another person, or (ii) such person consolidates with or merges into the surviving corporation in which all or part of the Common Stock of the Company is exchanged for securities of another person, cash or other property, or (iii) the Company or one of its subsidiaries sells or otherwise transfers, in one or more transactions, 50% or more of the Company and its subsidiaries' (taken as a whole) assets or earning power, proper provision shall be made so that each holder of a Right (other than the Acquiring Person or any affiliate or associate of the Acquiring Person) shall thereafter have the right to receive, in lieu of shares of Preferred Stock, upon the exercise of the Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a then current market value of two times the Purchase Price (such right being called the "Merger Right").

  In the event that any person shall become an Acquiring Person, proper provision shall be made so that each holder of a Right (other than the Acquiring Person or any affiliate or associate of the Acquiring Person) will thereafter have the right to receive, in lieu of shares of Preferred Stock, upon the later of such event and the effectiveness of a registration statement with respect to such shares, upon exercise, that number of shares (or fractional shares) of Common Stock of the Company having a then current market value of two times the Purchase Price of the Right, subject to the availability of a sufficient number of treasury shares or authorized but unissued shares of Common Stock (such right being called the "Subscription Right"). The holder of a Right will continue to have the Merger Right even if no Subscription Right inures or, if such Subscription Right inures, unless and until such holder exercises the Subscription Right.

  At any time after a person becomes an Acquiring Person but prior to such time as any person becomes the beneficial owner of 50% or more of the outstanding shares of the Company's Common Stock, the Company may elect to effect a full or partial exchange of Rights (an "Exchange") for the Company's Common Stock at an exchange ratio of one share of Common Stock for each Right owned. Alternatively, the Company may elect to effect an Exchange using Preferred Stock at an exchange ratio of one one-hundredth of a share of Preferred Stock for each Right owned.

  Any Rights that are beneficially owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become null and void upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right. Any holder of such Rights will have no right to exercise such Rights from and after the occurrence of such an event insofar as they relate to the Merger Right or the Subscription Right. Rights that are beneficially owned by an Acquiring Person or its affiliates or

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associates will also be null and void for purposes of an Exchange and such holders will have no right to receive the Company's Common Stock or Preferred Stock in exchange for Rights if the Company elects to effect an Exchange.

  No fractional shares of Common Stock or other securities issuable upon exercise of the Rights (other than, in the case of an Exchange, fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) will be issued in connection with the exercise of a Merger Right or Subscription Right or an Exchange. In lieu of fractional shares, an adjustment in cash will be made based on the market price of such securities on the last trading date prior to the date of exercise or exchange of such Right.

  At any time prior to a person becoming an Acquiring Person or December 7, 2007, a majority of the Board of Directors of the Company may elect to redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). In addition, following the occurrence of a Stock Acquisition Date but prior to an event giving rise to the Merger Right, a majority of the Continuing Directors may elect to redeem the Rights in whole, but not in part, at the Redemption Price if (i) an Acquiring Person shall have disposed of a number of shares of voting securities of the Company in a manner satisfactory to the Continuing Directors such that such person is no longer the beneficial owner of more than 20% of the Company's Voting Power and no other Acquiring Person exists immediately thereafter; or (ii) the redemption is in connection with a transaction not involving an Acquiring Person. Immediately upon the action of the Board of Directors electing to redeem the Rights, the Company shall make announcement thereof, and the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The Preferred Stock purchasable upon exercise of the Rights or issuable upon an Exchange will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential dividend in an amount equal to the greater of $0.01 per share or 100 times any dividend (other than a dividend payable in shares of Common Stock or due to a subdivision of the outstanding shares of Common Stock) declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of $0.10 or 100 times the payment made per each share of Common Stock. Each one one-hundredth of a share of Preferred Stock will have one vote on all matters submitted to the vote of stockholders of the Company and vote together as one class with the holders of shares of Common Stock and the holders of any other capital stock of the Company having general voting rights. In the event of any merger, consolidation or other transaction in which shares of the Company's Common Stock are exchanged for or changed into stock or securities of another person, cash or other property, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of

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Preferred Stock in integral multiples of one one-hundredth of a share of
Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise of such Rights.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, no rights to vote, to receive dividends or distributions, to give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting shareholders (except for notice with respect to certain actions affecting the holders of Preferred Stock, as more fully described in the Rights Agreement).

  As of November 20, 1997, the Company had a total of 100,000,000 shares of Common Stock authorized, of which 5,032,826 shares of Common Stock were outstanding. Each outstanding share of Common Stock on December 8, 1997 (other than shares held in the Company's treasury) will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock and each share of Common Stock issued from the Company's treasury so that all such shares will also have attached Rights. As of November 20, 1997, the Company had a total of 10,000,000 shares of preferred stock authorized of which no shares of preferred stock were outstanding. There have been reserved for issuance 100,000 shares of Series A Junior Participating Preferred Stock of the Company issuable upon exercise of the Rights.

  The Rights may have the effect of impeding a change in control of the Company without the prior consent of the Company's Board of Directors. The Rights will cause substantial dilution to a person that attempts to acquire the Company without conditioning the offer on redemption of the Rights by the Board of Directors of the Company or on the acquisition by such person of a substantial number of Rights. The Rights should not interfere with any merger, consolidation or other business combination approved by the Board of Directors since the Rights may be redeemed by the Board as described above.

  A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit C the form of Right Certificate, is attached hereto as Exhibit 1 (Rights Agreement) and
Exhibit 2 (Right Certificate) and is incorporated herein by reference. In addition, attached hereto as Exhibit 3 is a form of letter which will be sent to the Company's stockholders in connection with the adoption of the Rights Plan and the issuance of the Rights and attached hereto as Exhibit 4 is a copy of the Transfer Agreement. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

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Item 2.  Exhibits

The following exhibits are included herewith:

Exhibit No.   Description
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    1         Conformed copy of Rights Agreement, dated as of November 20,
              1997, between President Casinos, Inc. and ChaseMellon
              Shareholder Services, L.L.C.

    2         Form of Right Certificate.

    3 Form of letter and Summary of Preferred Stock Purchase Rights to be sent to the stockholders of President Casinos, Inc. with regard to the adoption of the Rights Agreement and the issuance of the Rights.

    4 Conformed copy of Agreement, dated November 20, 1997, by and among President Casinos, Inc., John E. Connelly, Cruise Lines, Inc. and J. Edward Connelly Associates, Inc.

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                                  SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the under signed thereto duly authorized.


                                     PRESIDENT CASINOS, INC.



Date:  November 26, 1997             By:  /s/ James A. Zweifel
                                        ------------------------------------
                                        James A. Zweifel, Executive Vice
                                        President and Chief Financial Officer
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